Elektrim

Elektrim SA
ul. Pańska 77/79, 00-834 Warszawa
tel. (+48 22) 432 88 01, 432 81 11
fax (+48 22) 432 87 56; www.elektrim.pl

Warsaw, 12 August 2002

Re: Rule 12g 3 – 2(b), File 82/4665

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Attention: Division of International Corporate Finance

Dear Sirs,

In accordance with the provisions of Rule 12 g 3-2 (b) we enclose documents listed below which were made public:

1. **Announcement dated 1 July 2002 :**
The Management Board of Elektrim SA informs, that on July 1, 2002 it received information, that Elektrim Megadex SA (a subsidiary of Elektrim SA) signed an agreement with Elektrim-Volt SA (a subsidiary of Elektrim SA) regarding the delivery and assembly of switches and transformers within the modernisation of 460 MW block "A" in Pątnów II.

The value of the agreements is 6 370 000 EUR. Delivery and assembly will be between 2nd Quarter 2003 and 3rd Quarter 2004.

2. **Announcement dated 1 July 2002 :**
The Management Board of Elektrim SA informs that on July 1, 2002 it received information, that on June 28, 2002 an agreement was signed between Elektrim-Megadex SA (a subsidiary of Elektrim SA) and Elektrownia im. T Kościuszki S.A. in Połaniec.

The value of the contract is 7 000 000 PLN The agreement will be carried out until June 30, 2003.

dlw 8/27

3. Announcement dated 2 July 2002 :
The Management Board of Elektrim S.A. announces that at the Meeting of Shareholders of Elektrim S.A. convened for 28 June 2002 the shareholders present who represented a total of 51.84% of the Company's share capital and held over 5% of the total number of votes at the Meeting were as follows:

1. BRE Bank S.A. (Poland) – 14,235,274 shares and 14,235,274 of the total number of votes at the EMS,
2. Opara Ryszard (Poland) – 8,276,600 shares and 8,276,600 of the total number of votes at the EMS,
3. Jakubas Zbigniew (Poland) – 4,660,574 shares and 4,660,574 of the total number of votes at the EMS,
4. Merging Markets Development S.A. (Luxemburg) – 4,179,933 shares and 4,179,933 of the total number of votes at the EMS,
5. Vivendi Universal S.A. (France) – 4,079,683 shares and 4,079,683 of the total number of votes at the EMS.

4. Announcement dated 5 July 2002 :
The Management Board of Elektrim S.A. announces that on 5 July 2002 annexes to the sale of electric energy agreement dated 5 September 2001 were signed. The annex to the agreement, executed between Energetyczne Konsorcjum Zachodnie (formed of 6 distributors) and Elektrim Volt S.A., with the participation of PAK group of power plants (Elektrim's subsidiary), provides for a revision of price for the delivery of electric energy in the second half of 2002 and a prolongation of the Agreement's validity period until 30 June 2003.

The total value of the contract following prolongation amounts to approximately PLN 600 million.

5. Announcement dated 8 July 2002 :
The Management Board of Elektrim S.A. announces that it was informed on 8 July 2002 that the conditions precedent relating to the agreement providing for the sale of 1% of shares of El-Dystrybucja Sp. z o.o. held by Elektrim S.A., Elektrim – Volt S.A. and Pątnów-Adamów-Konin S.A group of power plants to BRE Bank S.A. have been satisfied:

- Judge Commissioner of Elektrim S.A. has consented to the content of the agreements, and
- All shareholders of El-Dystrybucja Sp. z o.o. have consented to the purchase of shares by BRE Bank S.A. (current report no 99/02).

6. Announcement dated 9 July 2002 :
The Management Board of Elektrim S.A. announces that on 9 July 2002, Elektrim S.A., as guarantor of EUR 440 million exchangeable bonds due 2004 issued by Elektrim Finance BV, called a meeting of bondholders to approve a resolution regarding the restructuring of the bonds. The meeting of bondholders will be held on 31 July 2002, at 9.30 London time, in the offices of Skadden, Arps, Slate, Meagher & Flom LLP at One Canada Square, Canary Wharf, London E14 5DS, UK.

The key terms and conditions of the proposed restructuring of exchangeable bonds are as follows:

(a) value of issuance: PLN 1,795,024,000 (EUR 440,000,000) including issuance of class A bonds in aggregate principal amount of PLN 1,436,019,200 (EUR 352,000,000) and issuance of class B bonds in aggregate principal amount of PLN 359,004,800 (EUR 88,000,000);

(b) minimum denomination of the restructured bond: PLN 407.96, the equivalent of EUR 100;

(c) split of exchangeable bonds: holder of one exchangeable bond with a denomination of PLN 4,079.60 (the equivalent of EUR 1,000) will become the holder of eight class A bonds and two class B bonds each with a denomination of PLN 407.96 (the equivalent of EUR 100);

(d) redemption dates and terms: (I) five days after the approval by bondholders of a resolution regarding debt restructuring and following satisfaction of a number of conditions precedent for an amount of approximately EURO 100,000,000 (principal amount of EURO 75,500,000 plus accrued interest), provided, however, that only holders of class A bonds will be entitled to the amounts due on the redemption of bonds, (II) 15 December 2002 (or any earlier date) for an amount of approximately EURO 100,000,000 (principal amount of EURO 85,200,000 plus accrued interest), provided, however, that only holders of class A bonds will be entitled to the amounts due on the redemption of bonds, (III) immediately following the sale by Elektrim S.A. of the stake of shares of Elektrim Telekomunikacja Sp. z o.o., and (IV) 30 June 2004;

(e) sale of bonds: not later than 15 business days after the redemption date referred to in item (d) (I) above BRE Bank S.A. and/or any one or more of its affiliates will acquire all class B bonds then outstanding for approximately EURO 100,000,000 (principal amount of EURO 88,000,000 plus accrued interest);

(f) redemption price: on 15 June 2002, the price will be 111.3% and will subsequently be determined with reference to the accreted value percentages in the amount of 117.41% as at 15 December 2002, 123.82% as at 15 June 2003, 132.08 % or 133.10% as at 15 December 2003 depending upon whether the guarantor has pledged its shares in Zespół Elektrowni Pątnów-Adamów-Konin S.A., and 142.35%, 144.43% or 143.92% as at 30 June 2004 depending upon whether the guarantor has pledged its shares in Zespół Elektrowni Pątnów-Adamów-Konin S.A.,

(g) the interest for the period from 17 December 2001 to 14 June 2002 inclusive - 7% p.a., for the period from 15 June 2002 to the initial payment date - 3.75% p.a., thereafter interest will be payable at 3.75% p.a.;

(h) security: pledges in favour of Citibank N.A. as Security Agent on the shares held by Elektrim S.A. in the following companies: Elektrim Telekomunikacja Sp. z o.o., Elektrim Volt SA, Megadex SA, Zespół Elektrowni Pątnów-Adamów-Konin S.A. - subject to the approval of the Ministry of the State Treasury, Port Praski Sp. z o.o., Mostostal Warszawa S.A., Rafako S.A. Carcom Warszawa Sp. z o.o.; the pledges will be released upon redemptions or in connection with the sale of any such assets provided the proceeds of which shall go towards repayment of the bonds; a value of EURO 350,000,000 has been placed on Elektrim's holding in Elektrim Telekomunikacja Sp. z o.o. in the relevant pledge;

(i) the restructured bonds will not be subject to conversion into exchangeable bonds or into shares of Elektrim S.A.

The restructuring of the bonds is governed by English law. If the exchangeable bonds are restructured, the terms and conditions of the convertible bonds issued by Elektrim S.A., pursuant to the resolution of the Extraordinary Meeting of Shareholders of Elektrim S.A. of 28 May 1999, will be amended so as to replace the existing global certificate with new global certificates for the class A bonds and the class B bonds with new terms and conditions analogous to the terms and conditions of the restructured convertible bonds, including, inter alia, the removal of the right to convert the convertible bonds into shares of Elektrim S.A.

7. Announcement dated 10 July 2002 :

The Management Board of Elektrim S.A. rectifies current report no 111/02 dated 9 July and announces the following:

On 9 July 2002, Elektrim S.A., as guarantor of EUR 440 million exchangeable bonds due 2004 issued by Elektrim Finance BV, called a meeting of bondholders to approve a resolution regarding the restructuring of the bonds. The meeting of bondholders will be held on 31 July 2002, at 9.30 London time, in the offices of Skadden, Arps, Slate, Meagher & Flom LLP at One Canada Square, Canary Wharf, London E14 5DS, UK.

The key terms and conditions of the proposed restructuring of exchangeable bonds are as follows:

(a) value of issuance: PLN 1,795,024,000 (EUR 440,000,000) including issuance of class A bonds in aggregate principal amount of PLN 1,436,019,200 (EUR 352,000,000) and issuance of class B bonds in aggregate principal amount of PLN 359,004,800 (EUR 88,000,000);

(b) minimum denomination of the restructured bond: PLN 407.96, the equivalent of EUR 100;

(c) split of exchangeable bonds: holder of one exchangeable bond with a denomination of PLN 4,079.60 (the equivalent of EUR 1,000) will become the holder of eight class A bonds and two class B bonds each with a denomination of PLN 407.96 (the equivalent of EUR 100);

(d) redemption dates and terms: (I) five days after the approval by bondholders of a resolution regarding debt restructuring and following satisfaction of a number of conditions precedent for an amount of approximately EURO 100,000,000 (principal amount of EURO 75,500,000 plus premium and accrued interest), provided, however, that only holders of class A bonds will be entitled to the amounts due on the redemption of bonds, (II) 15 December 2002 (or any earlier date) for an amount of approximately EURO 100,000,000 (principal amount of EURO 85,200,000 plus premium and accrued interest), provided, however, that only holders of class A bonds will be entitled to the amounts due on the redemption of bonds, (III) immediately following the sale by Elektrim S.A. of the stake of shares of Elektrim Telekomunikacja Sp. z o.o., and (IV) 30 June 2004;

(e) sale of bonds: not later than 15 business days after the redemption date referred to in item (d) (I) above BRE Bank S.A. and/or any one or more of its affiliates will acquire all class B bonds then outstanding for approximately EURO 100,000,000 (principal amount of EURO 88,000,000 plus premium and accrued interest);

(f) redemption price: on 15 June 2002, the price will be 111.3% and will subsequently be determined with reference to the accreted value percentages in the amount of 117.41% as at 15 December 2002, 123.82% as at 15 June 2003, 132.08 % or 133.10% as at 15 December 2003 depending upon whether and when the guarantor has pledged its shares in Zespół Elektrowni Pątnów-Adamów-Konin S.A., and 142.82%, 143.92% or 144.43% as at 30 June 2004 depending upon whether and when the guarantor has pledged its shares in Zespół Elektrowni Pątnów-Adamów-Konin S.A.,

(g) the interest for the period from 17 December 2001 to 14 June 2002 inclusive - 7% p.a., for the period from 15 June 2002 inclusive to the date referred to in item (d) (I) above - 3.75% p.a., from the date referred to in item (d) (I) above - 3.75% p.a.;

(h) security: pledges in favour of Citibank N.A. as Security Agent on the shares held be Elektrim S.A. in the following companies: Elektrim Telekomunikacja Sp. z o.o., Elektrim Volt SA, Megadex SA, Zespół Elektrowni Pątnów-Adamów-Konin S.A. - subject to the approval of the Ministry of the State Treasury, Port Praski Sp. z o.o., Mostostal Warszawa SA, Rafako S.A. Carcom Warszawa Sp. z o.o.; the pledges will be released upon redemptions or in connection with the sale of any such assets provided the proceeds of which shall go towards repayment of the bonds; for the purposes of the relevant pledge agreements a value of EURO 316,000,000 has been placed on Elektrim's holding in Elektrim Telekomunikacja Sp. z o.o. and a value of EURO 34,000,000 has been placed on Elektrim's holding in Carcom Warszawa Sp. z o.o.;

(i) the restructured bonds will not be subject to conversion into exchangeable bonds or into shares of Elektrim S.A.

The restructuring of the bonds is governed by English law. If the exchangeable bonds are restructured, the terms and conditions of the convertible bonds issued by Elektrim S.A., pursuant to the resolution of the Extraordinary Meeting of Shareholders of Elektrim S.A. of 28 May 1999, will be amended so as to replace the existing global certificate with new global certificates for the class A bonds and the class B bonds with new terms and conditions analogous to the terms and conditions of the restructured exchangeable bonds, including, inter alia, the removal of the right to convert the convertible bonds into shares of Elektrim S.A.

8. Announcement dated 12 July 2002 :

The Management Board of Elektrim S.A. announces that on 11 July 2002, annexes were signed to Sale of Electric Energy Contracts executed between Elektrim Volt S.A. (Elektrim's subsidiary) with the participation of Zespół Elektrowni Pątnów-Adamów-Konin S.A., and three distribution companies, i.e. Zakład Energetyczny Kraków S.A., Lubzel S.A. and Zakład Energetyczny Tarnów S.A.. Pursuant to the annexes, the price for the electric energy deliveries in the second half of 2002 has been revised.

The value of the contracts at the revised price totals approximately PLN 74 million.

9. Announcement dated 15 July 2002 :
The Management Board of Elektrim S.A. announces that on 15 July 2002, the agreement dated 12 May 2002 executed between Elektrim S.A., BRE Bank S.A. and Eastbridge NV has been amended. Pursuant to the above agreement, the consortium of BRE Bank S.A. and Eastbridge NV were granted exclusivity right to negotiations relating to the transfer by Elektrim S.A. of 49% of shares in Elektrim Telekomunikacja Sp. z o.o. and 49% of shares in Carcom Warszawa Sp. z o.o. and one share in Polska Telefonia Cyfrowa sp. z o.o.

The Exclusivity Agreement has been prolonged until 15 August 2002.
All other provisions of the agreement remain unchanged.

10. Announcement dated 19 July 2002 :
The Management Board of Elektrim S.A. announces that at the meeting held on 19 June 2002, the Supervisory Board of Elektrim S.A. resolved to select Ernst & Young, based in Warsaw at Sienna 39, as auditor to audit the stand-alone and consolidated financial statements of Elektrim S.A. for the year 2002.

11. Announcement dated 29 July 2002 :
The Management Board of Elektrim S.A. announces that on 28 July 2002, it executed a restructuring agreement with bondholders representing approximately Euro 233 million aggregate principal amount of Elektrim's 3.75% euro-linked bonds due 2004. Pursuant to the agreement, Elektrim S.A. agreed to certain operating restrictions in exchange for the bondholders' commitment to vote in favor of the proposed restructuring of bonds at the meeting of bondholders to be held on July 31, 2002 or any adjournment thereof.

The bondholders also agreed to certain transfer restrictions and to forbear from enforcing or directing the enforcement of their rights and to refraining from commencing, re?commencing or soliciting the commencement of bankruptcy proceedings against Elektrim S.A.

With respect to its operating restrictions, Elektrim S.A. agreed that it and its controlled subsidiaries, except in certain circumstances, will not take certain actions including (1) disposing of the shares or material assets of companies whose shares are to be pledged to the bondholders under the restructured bonds; (2) incurring or assuming additional debt; (3) creating encumbrances or liens or grant security interests over its material assets or future revenues; (4) declaring or paying dividends or distributions in respect of its share capital; (5) depositing certain amounts with any person or entity that would have a lien or right of set off or a submission to execution; or (6) paying more than an aggregate amount of Euro 7.5 million to other creditors prior to making the initial approximately Euro 100 million payment to bondholders.

Both Elektrim S.A. and the bondholders (through an instruction to the Trustee) have agreed to withdraw their appeals to the termination of the composition proceedings. The bondholders have also agreed to instruct the Trustee to suspend and refrain from enforcing its other legal proceedings against Elektrim S.A.

The restrictions on Elektrim's operations terminate upon the earliest of (i) the scheduled date for BRE Bank SA to purchase Elektrim's Class B bonds, (ii) a date one month after the composition proceedings have been irrevocably terminated or (iii) the date of a non?appealable ruling opening a bankruptcy proceeding. All other obligations of both parties under the agreement terminate on

the earliest of (i) the date when the proposed resolutions to restructure the bonds are not passed and approved at a bondholders' meeting, (ii) the date when BRE Bank purchases Elektrim's Class B bonds or (iii) September 20, 2002.

Other bondholders wishing to become party to this agreement may accede to it.

12. Announcement dated 31 July 2002 :
The Management Board of Elektrim S.A. announces that on July 31, 2002, Bondholders passed an extraordinary resolution to restructure Elektrim Finance B.V.'s PLN 1,795,024,000 (€440,000,000) 3.75% Euro-Linked Exchangeable Bonds due 2004, which are irrevocably and unconditionally guaranteed by Elektrim S.A. in accordance with the terms set forth in the notice and the proposal document issued by Elektrim S.A., each dated July 9, 2002. Bondholders representing €377,862,000 aggregate principal amount of the bonds, or 85.88% of the total issue, were represented at the meeting. The bondholders represented at the meeting unanimously voted in favour of the extraordinary resolution.

The modifications to the bonds referred to in the extraordinary resolution are subject to the satisfaction or waiver of certain conditions precedent including, without limitation, the entry into various restructuring agreements. Elektrim S.A. will issue a current report when such conditions precedent have been satisfied or waived and the modifications referred to in the extraordinary resolution become effective.

13. Announcement dated 31 July 2002 :
The Management Board of Elektrim S.A. hereby announces that today on July 31, 2002 Elektrim S.A., as the debtor in the composition proceeding and The Law Debenture Trust Corporation p.l.c. and Fabryka Aparatów Elektrycznych APENA S.A. as creditors in the matter pending before the Regional Court for Warsaw, XX Economic Division (File o. XX GZ 76/02) withdrew their appeals form the decision of the Regional Court for the City of Warsaw, XVII Economic Division, dated 23 April 2002 (file no. XVII UKŁ 147/01).

As a result, because the appeal by Fabryka Kotłów RAKAFO S.A. was already withdrawn earlier - all of the appeals from the decision of the Regional Court for Warsaw have been withdrawn. The proceedings will be formally closed when the decision on the discontinuation of the proceedings before the Regional Court of Warsaw becomes final and unappealable.

Yours faithfully,

PREZES ZARZĄDU
Maciej Radziwiłł